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                                 EXHIBIT 99.1

                      PRESS RELEASE ISSUED JUNE 12, 2000

AASTROM BIOSCIENCES COMPLETES $6 MILLION PRIVATE EQUITY FINANCING

Ann Arbor, Michigan, June 12, 2000 - Aastrom Biosciences, Inc. (Nasdaq: ASTM) announced today that it has issued $6 million in equity capital through the sale to a single investor of approximately 2,810,000 shares of its common stock. The completion of this financing will allow the Company to further pursue its clinical trial programs for the AastromReplicell(TM) Cell Production System and expand operations.

"The continued investor interest in the Company and stabilized biotech capital markets have allowed us to complete a second financing this year," said R. Douglas Armstrong, Ph.D., President and CEO of Aastrom. "Together, these two separate financings have raised an aggregate of approximately $12 million this year and have allowed us to resume our U.S. clinical trial programs and to initiate expanded operations. Additionally, we are now in the position to resume pilot European marketing of the AastromReplicell(TM) System and to pursue application of our products and technologies into new therapy opportunities."

In addition to the sale of the common stock, the Company may issue additional shares through the exercise of a warrant effectively providing the investor with a limited price adjustment. The warrant is exercisable, if at all, beginning on June 8, 2001 if the market price of the common stock at that time is below $2.135. The warrant will immediately expire if the average price of the Company's common stock during specified periods over the next year exceeds $4.27 per share or upon certain change in control events.

Aastrom is developing a broad range of technologies designed to provide a way for cell-based therapies to become integrated into standard medical practice. These technologies include cell production processes, devices to implement those processes at large scale, and automated clinical systems intended to provide a standardized way of producing cells for therapeutic uses, and as a result, make cells more accessible to patients and physicians. In addition to developing its own cell therapies, Aastrom intends to use its product platform to collaborate with others that are developing such emerging therapies to provide an acceptable commercialization outlet to medical practice.

The AastromReplicell(TM) System is a first of its kind product that consists of an instrumentation platform designed to operate a family of patient-specific cell therapy kits to produce cells for a broad range of therapeutic applications. Each therapy kit is a single use consumable product that is tailored to the specific cell type desired for therapeutic use. Aastrom has developed two such therapy kits including the CB-I Therapy Kit for the production of cord blood cells and the SC-I Therapy Kit for the production of bone marrow-derived stem cells. Aastrom recently announced the initiation of development programs for its CB-II Therapy Kit, to produce significantly higher quantities of cord blood cells compared to its CB-I Therapy Kit, and for its OC-I Therapy Kit, intended for the production of bone-forming cells.

Aastrom Biosciences, Inc. is pioneering the development of proprietary clinical systems including the AastromReplicell(TM) System, a first of its kind product, to enable physicians and patients greater accessibility to cells used for therapy. Aastrom has received patents covering methods and devices for the ex vivo production of human stem and other types of cells. The AastromReplicell(TM) System is under development, and is not available for sale at this time in the U.S., except for research and investigational use.

This document contains forward-looking statements, including without limitation statements concerning product development objectives, clinical development programs, resumption of marketing activities in Europe, and potential advantages of the AastromReplicell(TM) System and related Therapy Kits, which involve certain risks and uncertainties. Actual results may differ significantly from the expectations contained in the forward-looking statements. Among the factors that may result in differences are the results obtained from clinical trial and development activities, regulatory approval requirements, market prices for Aastrom's common stock, the level of interest by possible strategic alliance partners in Aastrom's technologies and products under development, the adequacy of existing funding to support resumed activities, and the availability of resources. These and other significant factors are discussed in greater detail in Aastrom's Annual Report on Form-10K, as amended, and other filings with the Securities and Exchange Commission.

Contact: Todd E. Simpson, VP Finance & Administration, CFO, Aastrom Biosciences, Inc., 734-930-5777. Investor & Media, Noonan/Russo Communications, Inc., 212-696-4455, Lisa Fern, ext. 353 (media), John Capodanno, ext. 246 (investors).